August 24, 2023

Via Edgar Transmission

Ms. Alexandra Barone

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Orangekloud Technology Inc. (the “Company”) Draft Registration Statement on Form F-1 Submitted July 6, 2023 CIK No. 0001979407

Dear Ms. Barone:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 2, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement of Form F-1

Cover Page

1.	Please revise your cover page to discuss the dual class structure of your ordinary shares. Also include a corresponding risk factor discussing any risks related to your dual class capital structure, such as the risks that your dual class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

Response: We respectfully advise the Staff that we have revised disclosure on the cover page, pages 4 and 20 to address the above.

2.	Please revise the cover page to clarify whether your offering is contingent upon final approval of your Nasdaq listing. Please ensure the disclosure is consistent with your underwriting agreement.

Response: We respectfully advise the Staff that we have revised disclosure on the cover page to address the above.

Prospectus Summary, page 1

3.	Your prospectus summary contains a discussion of your business that is repeated elsewhere in your prospectus. Pursuant to Item 503(a) of Regulation S-K, your summary should provide a brief overview of the key aspects of the offering and should not merely repeat text found elsewhere in the prospectus. Please revise accordingly.

Response: We respectfully advise the Staff that we have revised disclosure on the cover page to address the above.

4.	Please expand your disclosure in your prospectus summary and elsewhere to discuss the roles of the company’s operating subsidiaries.

Response: We respectfully advise the Staff that we have revised disclosure on the pages 1, 6, 45 and 46 to address the above.

5.	Please revise your prospectus summary to include charts depicting your corporate structure both before and after the Reorganization and Offering and clearly label each chart. Currently, it is unclear whether the chart on page 5 reflects the Reorganization and Offering. Make similar revisions to your Our Corporate Structure and History section.

Response: We respectfully advise the Staff that we have revised disclosure on pages 5 and 45 to clarify that the chart depicted the corporate structure after giving effect to the Reorganization and the Offering. We note that the Company tentatively expects the Reorganization to occur on or before October 1, 2023, as disclosed on pages 6 and 46. As of the date of this amendment, the operating subsidiaries have not yet been organized into the corporate structure of the Company.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer” Emerging Growth Company, page 7

6.	You state that you are an emerging growth company (“EGC”) and have irrevocably elected not to avail yourselves of the extended transition period provided by Section 107 of JOBS Act, however, you do not have the relevant checkbox marked on the cover page. We also note that your risk factor on page 23 indicates that you do not plan to opt out of such exemptions afforded to an EGC by the JOBS Act and that your disclosure on page F-16 indicates that you had elected to delay the adoption of new or revised accounting standards. Please revise your disclosures throughout the filing to clearly state whether or not you have elected to use the extended transition period. If you have elected to use the extended transition period, revise Note 2 to disclose that, as result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: We respectfully advise the Staff that we have revised the disclosures on pages 7 and F-16 to address the above.

7.	You also disclose that you will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. Your reference to the IASB is unclear here given your financial statements are prepared under accounting principles generally accepted in the United States of America. Please revise.

Response: We respectfully advise the Staff that we have revised the disclosure on page 7 to address the above.

Use of Proceeds, page 28

8.	You disclose that you will use a portion of proceeds for possible future acquisition activities. Please revise to provide a brief description of your acquisition plans, including types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that you will target or the terms of any potential acquisitions. See Item 3.C.3 of Part 1 of Form 20-F.

Response: We respectfully advise the Staff that we have revised disclosure on page 28 to address the above.

Capitalization, page 30

9.	We note that you intend to present the forward split that will be completed prior to effectiveness as pro forma in the capitalization table. Please tell us how you considered SAB Topic 4C which indicates that such changes in the capital structure should be given retroactive effect.

Response: We respectfully advise the Staff that we have revised disclosure on page 30 to address the above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

10.	Please define “Small and Medium-Sized Enterprises (SMEs)” in the context of your customer base. Clarify whether SMEs are measured in terms of revenue, employees, and/or other criteria. Also revise your disclosure to clarify whether your business is focused on SMEs or large enterprises.

Response: We respectfully advise the Staff that we have revised disclosure on page 1 to include that we consider SMEs as entities with an employment size of not more than 200 or with annual sales turnover of not more than $100 million. We have also revised our disclosure on page 1 and page 33 to note that our customer base currently consists of mainly SMEs, and we also aim to target larger enterprises in the future.

Key Factors Affecting Performance, page 34

11.	You state that users’ adoption and retention are vital for the financial performance for your business operation. Please tell us what measures you use to monitor your user base and sales to existing customers, and revise to include a quantified discussion of such measures. Refer to SEC Release 33-10751.

Response: We respectfully advise the Staff that we have updated the disclosure on page 34 to address the above.

Segment Profitability Metric, page 38

12.	We note that you have included the results of operations by segment without a discussion of the results presented. Please revise to include a quantitative and qualitative discussion of your segment results. Refer to Item 5 of Form 20-F.

Response: We respectfully advise the Staff that we have updated the disclosure on page 39 to address the above.

13.	Your reference to “the ERP segment” is unclear here given it does not appear to be an operating or reportable segment disclosed elsewhere in this filing. Please revise or explain.

Response: We respectfully advise the staff that we have revised “ERP Segment” to “packaged software solutions” segment on page 38 to maintain the consistency

Other Metrics, page 41

14.	It is unclear to us what each of the metrics and the subtotal disclosed in the table represents, how the amounts were calculated and how they relate to your presentation of GAAP revenues on your statements of operations on page F-5. Please advise. Also, revise your discussion to define each metric presented, describe how it is calculated, and explain in greater detail how each metric provides useful information to investors and how management uses the metrics in monitoring performance. Refer to SEC Release 33-10751.

Response: We respectfully advise the Staff that we have revised disclosure on page 41 to address the above. We have updated the additional measurement for evaluation of effectiveness of our management to be consistent with the revenue stream disclosed in Notes to Consolidated Financial Statement.

Critical accounting policies and estimates, page 42

15.	Your disclosures here appear to repeat your summary of significant accounting policies disclosures in Note 2. Please revise to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 5.E of Form 20-F.

Response: We have updated significant accounting estimates in discussion of (1) Determining the transaction price for professional service revenue, (2) The useful life and impairment of long-lived assets, and (3) Collectability of account receivables on page 43.

Business

Our Products and Services, page 52

16.	Your disclosure on page F-13 indicates that you generate revenue from two No-Code platforms, eMOBIQ and OK365. Please revise your disclosures to discuss OK365.

Response: We respectfully advise the Staff that we have revised disclosure on page 58 and throughout the registration statement to discuss OK365.

Management, page 64

17.	You disclose that your Chief Executive Officer currently serves in other roles as well as being the CEO, Chairman of the Board of Directors, and Director of the company. In light of his other positions, disclose how much time Mr. Goh devotes to the company and discuss any conflicts of interest.

Response: We respectfully advise the Staff that we have revised disclosure on page 63 to address the above.

Underwriting, page 92

18.	Please disclose the exceptions to the lock-up agreements.

Response: We respectfully advise the Staff that we have revised disclosure on page 91 to address the above.

Consolidated Financial Statements of OrangeKloud Technology Inc.

Report of Independent Registered Public Accounting Firm, page F-2

19.	We note that your auditor’s report is not dated and that the disclosures on page F-8 are not complete as the date of the reorganization has not yet occurred. If you intended to provide a “to be issued” auditor report due to a pending future event, your auditors should include a signed and dated preface to their “to be issued” report stating the reason for such report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. Please note that a signed, dated and unrestricted auditor’s report would need to be included in the filing prior to effectiveness.

Response: We respectfully advise the Staff that our auditor will add a to-be-issued date on their audit report on page F-3 of Amendment No. 1 to the Draft Registration Statement due to a pending future event, which is expecting to issue the audit report on the completion date of the reorganization of the Company’s legal structure.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

20.	Please provide us with a breakdown of the line item “payroll and employee benefits.” Revise to allocate these costs to the respective line items (e.g., selling and marketing expenses, research and development expenses) or explain why such revision is not necessary and refer to the authoritative guidance that supports your presentation.

Response: We respectfully advise the Staff that payroll and employee benefits in the consolidated statements of operations and comprehensive income (loss) on F-5 has been revised: payroll and employee benefits from Sales and Marketing Department have been reclassed from Payroll and employee benefits to selling and marketing expenses; the remaining payroll and employee benefits amount are exclusively for management personnel and finance and administrative staff.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

Revenue recognition, page F-12

21.	We note that you recognize revenue from third party hosting services upfront at the point in time when access to the server is made available to customers. Please tell us how you determined that point in time recognition was appropriate. Refer to ASC 606-10-25-30.

Response: We respectfully advise the Staff that we have revised the subtitle of revenue stream “Third party licenses and services” to “Third party licenses”, which consists of third party licenses and products, and subscription of third party hosting services. Our revenue generated from the revenue stream are recognized at the point in time upon transfer of control in page F-13.

22.	We note the table on page 41 refers to “on-premise (perpetual) licenses” and “maintenance fees”; however you do not disclose your revenue recognition policy for these arrangements. Please revise. We also note that you refer to “term license subscriptions” on page 41. Please describe the nature of these arrangements and the revenue recognition policy. In this regard, please clarify if these represent on-premise term based licenses or if they are term based subscriptions for the right to access the software.

Response: We respectfully advise the Staff that we have updated by changing disclosure in Other Metrics in page 41 to be consistent with the revenue recognition accounting policies disclosed in Notes to Consolidated Financial Statement.

23.	Revise to provide the information required by ASC 606-10-50-8 through -10 for contract assets and liabilities.

Response: We respectfully advise the Staff that we added Note 4 in Notes to Consolidated Financial Statements on F-17 with the movements to fulfill the requirements of contract assets and liabilities.

24.	Revise to include the amount of remaining performance obligations as of the end of the reporting period and an explanation of when you expect to recognize such amounts as revenue, on a quantitative basis or by using qualitative information. Refer to ASC 606-10-50-13.

Response: We respectfully advise the Staff that we added Note 4 in Notes to Consolidated Financial Statements on F-17 with the movements to fulfill the requirements of contract assets and liabilities, including the amount of remaining performance obligations as of the end of the reporting period and an explanation of when we expect to recognize such amount as revenue.

Exhibit Index, page II-2

25.	Your description for Exhibit 23.1 refers to BF Borgers CPA PC, however, the financial statements appear to have been audited by Simon & Edward, LLP. Please revise.

Response: We respectfully advise the Staff that we have revised disclosure on page II-2 to address the above.

General

26.	We note your disclosure about the Reorganization. Please:

●	Revise to clearly state the expected timing of the Reorganization, including clarification of whether the Reorganization is expected to occur before the completion of this offering. To the extent the Reorganization will not occur before this offering is complete, please state this;
●	Revise to state the purpose of the Reorganization;
●	Revise to discuss the Shareholder’s Agreement relating to MSC Consulting, which will be included as an exhibit;
●	Tell us the exemption from Securities Act registration you will rely on to conduct the exchanges contemplated by the Reorganization.

Response: We respectfully advise the Staff that the Company tentatively expects the Reorganization to occur before completion of the offering, on or before October 1, 2023, as disclosed on pages 6 and 46.

27.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response: We respectfully advises the Staff there are no such communications.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com